UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Jeffery R. Bray

2083 Walker Lane

Holladay, UT 84117

With copy to: Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,039,178
	8	SHARED VOTING POWER 67,323,274
	9	SOLE DISPOSITIVE POWER 5,039,178
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,362,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	See Item 5 for information regarding the manner in which this figure has been calculated.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alexandra Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Samantha Josephine Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Anais Alexandra Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,478,997
	9	SOLE DISPOSITIVE POWER 6,478,997
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Anais Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Bray Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,079,833
	9	SOLE DISPOSITIVE POWER 1,079,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jacque Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,804
	9	SOLE DISPOSITIVE POWER 1,403,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alfonso Gatmaitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,183,460
	9	SOLE DISPOSITIVE POWER 1,183,460
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Azfar M. Malik, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS AM Physicians LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

(Amendment No. 1)

The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein:

Item 4.	Purpose of Transaction.

Item 4 of Reporting Persons’ Schedule 13D is hereby amended by adding the following:

On June 4, 2022, following the events previously described in Item 4 of Reporting Persons’ Schedule 13D, Jeffery Bray sent a written demand to inspect the Company’s stocklist pursuant to Section 220 of the Delaware General Corporation Law, which requested among other information, a certified and complete list of the names, contact information and Company stock ownership details of the stockholders of the Company as of the record date established for the Company’s 2022 annual meeting of stockholders for the stated purposes of contacting the stockholders on matters relating to their interests as stockholders in connection with the annual meeting.

On June 6, 2022, Mr. Bray, individually as a stockholder and representative of the Stockholder Group of which the Reporting Persons are members, and Dr. Chirinjeev Kathuria, individually as a member of the Board of Directors, Co-Chairman of the Board and largest stockholder, filed a civil complaint in the Court of Chancery in the State of Delaware against certain members of the Company’s board of directors, Avi Katz, Raluca Dinu, Agnes Rey-Giraud, Neil Miotto, Nathan Locke and Moshe Bar-Siman-Tov, and the Company, as a nominal defendant. The plaintiffs also filed a June 6, 2022 motion to expedite the court’s adjudication of the allegations and requested relief set forth in the complaint, and on June 8, 2022, the court granted the motion in part and ordered a preliminary injunction hearing to be held on June 23, 2022, to determine whether the June 28, 2022 annual meeting should be enjoined.

While the descriptions of the aforementioned court filings herein do not purport to be complete and are qualified by reference to them, the basis of the complaint is, among other claims, underpinned by the concerns described in Item 4 of Reporting Persons’ Schedule 13D, as well as the actions and inaction of the defendant board members in response to (i) the concerns of the Stockholder Group, as expressed in Exhibit 99.3, and (ii) the special meeting of stockholders and Company bylaw amendment proposed by Dr. Kathuria, as referenced in Item 4 of Reporting Persons’ Schedule 13D.

On June 8, 2022, certain members of the Stockholder Group, including the Reporting Persons, issued an open letter to other Company stockholders urging them to “STOP, LOOK and LISTEN” before taking action on proxy proposals of the Company associated with the annual meeting. The Stockholder Group, including the Reporting Persons, filed this letter with the SEC in a Schedule 14A filing and further intends to file a preliminary proxy statement with the SEC in relation to such efforts in a separate Schedule 14A filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Reporting Persons’ Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

(i)

Jeffery R. Bray beneficially owns an aggregate of 72,437.807 shares of Common Stock, or 50.33%. Mr. Bray (i) is the record owner of 4,088,170 shares of Common Stock, (ii) acts as custodian for the Samantha Josephine Bray UTMA and the Anais Alexandra Bray UTMA and (iii) holds an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by the Stockholder Group pursuant to the terms of the Voting Agreement as described above in Item 4. As a result, Mr. Bray may be deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by the Stockholder Group, totaling 72,362,452 shares of Common Stock.

(ii)	Alexandra Bray beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(iii)	Jeffery R. Bray, as custodian of Samantha Josephine Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(iv)	Jeffery R. Bray, as custodian of Anais Alexandra Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(v)

John Parsons, as trustee of the Bray Trusts, beneficially owns an aggregate of 6,478,997 shares of Common Stock, or 4.5%. Mr. Parsons does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by the Bray Trusts as a result of serving as trustee of those trusts.

(vi)	A. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.9%.

(vii)	Bray Descendants Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 1,079,833 shares of Common Stock, or 0.8%.

(viii)	The S. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.9%.

(ix)	Jacque Butler owns an aggregate of 1,403,804 shares of Common Stock, or 1.0%.

(x)	Alfonso Gatmaitan owns an aggregate of 1,183,460 shares of Common Stock, or 0.8%.

(xi)

Azfar Malik, M.D. beneficially owns an aggregate of 962,458 shares of Common Stock, or 0.7%. Dr. Malik does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by AM Physicians LLC.

(xii)	AM Physicians LLC owns an aggregate of 962,458 shares of Common Stock, or 0.7%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Persons, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	72,437,807	50.33%	5,039,178	67,398,629	5,039,178	0
Alexandra Bray	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.50%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria	43,182,294	30.01%	0	43,182,294	43,182,294	0
Mariya Pylypiv	7,595,270	5.28%	0	7,595,270	7,595,270	0
Syed Sabahat Azim	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.25%	0	6,116,842	0	0

Each of the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 20, 2022 as reported in the Company’s Form 10-Q filed on May 23, 2022; plus, (i) in the case of “Jeffery R. Bray, individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA,” 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for Mariya Pylypiv, and 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for Chirinjeev Kathuria, (ii) in the case of Mariya Pylypiv, 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for her and (iii) in the case of Chirinjeev Kathuria, 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for him.

(b)	The Reporting Persons have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Section 5(a) herein.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of the Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D.

(d)

To the best of the knowledge of the Reporting Person, no one other than the Reporting Person, or the members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2022

JEFFERY R. BRAY

/s/ Jeffery R. Bray

AM PHYSICIANS LLC

/s/ Azfar Malik
Name: Azfar Malik, M.D.
Title: President

ALEXANDRA BRAY

/s/ Jeffery R. Bray
By: Jeffery R. Bray
As Attorney-In-Fact for Alexandra Bray

JEFFERY R. BRAY CUSTODIAN SAMANTHA JOSEPHINE BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JEFFERY R. BRAY CUSTODIAN ANAIS ALEXANDRA BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JACQUE BUTLER

/s/ John Parsons
By: John Parsons
As Attorney -In-Fact for Jacque Butler

ALFONSO GATMAITAN

/s/ Alfonso Gatmaitan

THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE BRAY DESCENDANTS TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee